Exhibit 99.1

25 May 2018

Midatech Pharma PLC
(“Midatech”, “Company” or “Group”)

Midatech commences US clinical study of its investigational treatment for fatal childhood brain cancer

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and immunotherapy, today announces that dosing has commenced in the Company’s first-in-human study with MTX110 for the treatment of diffuse intrinsic pontine glioma (“DIPG”), a highly aggressive form of childhood brain cancer.

The study is a combined Phase I and II study in approximately 40 patients to be conducted at specialist centres at the University of California, San Francisco and the Memorial Sloan Kettering Cancer Center in New York.  The Phase I safety component of the study is expected to read out in the second half of 2019 and the Phase II efficacy component is expected to read out in 2020. Following this, and pending positive study results, the Company may attempt to secure expedited regulatory approval for MTX110.

DIPG is a rare, fatal childhood brainstem tumour with overall median survival of approximately nine months, despite decades of clinical trial research focussed on potential treatments. On the basis of generally accepted prevalence statistics, there are up to 300 cases each year in the US and Europe, and up to 1,000 cases globally.

MTX110 takes the known active HDACi panobinostat (which is available in oral form only), and solubilises it into liquid form using Midatech’s nano-inclusion (NI) technology. This increases available routes of administration for panobinostat and is essential because the drug does not cross the blood-brain barrier effectively when given orally. MTX110 can therefore be delivered directly to a patient’s tumour via a catheter system (Convection Enhanced Delivery, or “CED”), infused into and around the tumour under pressure, thereby bypassing the blood brain barrier. This technique allows for high drug concentrations to be delivered to the tumour while simultaneously minimising systemic toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG tumour cells in in vitro and in vivo models, and in a key study it was the most effective of 83 anticancer agents tested in several patient DIPG cell lines.

To date, MTX110 has been used to treat a number of patients on a compassionate basis and the drug has been generally well tolerated in these instances. The Company has plans for additional studies of MTX110 in the US and Europe.

Midatech’s CEO-designate, Dr Craig Cook, commented: “We are pleased to commence this study for MTX110, one of our three lead assets and a potentially pioneering treatment for DIPG. It is a testament to the strength and dedication of our team that, having only begun research work on this programme in 2015, this complex and novel potential therapy is now entering the clinic less than 30 months later. We are excited by MTX110’s potential to make a difference to the children who suffer from DIPG, and for whom the only existing therapeutic options are palliative. We look forward to continuing to progress our R&D pipeline, addressing unmet needs in significant markets such as this and creating value for our stakeholders.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 ("MAR").

- Ends -

For more information, please contact:

Midatech Pharma PLC
Craig Cook, CEO-designate
Nick Robbins-Cherry, CFO
+44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley / Ryan McCarthy / Emma Earl
+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nicholas Brown
+44 (0)20 3709 5700
midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
+1 339 970 2843
chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and immunotherapy. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. Midatech Pharma US is the Group's US commercial operation, with four cancer supportive care products and two further co-promoted products. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.